FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of October, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




20 October 2004

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE
                 THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2004

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services said today that during the third quarter it continued to grow turnover and reduce losses in line with market expectations. COLT also said that it would be announcing separately today its strategic direction for profitable growth - "Future in Focus" - which it expects will enhance its prospects and position in the marketplace.

Highlights of the quarter (1)  include:

- Turnover of GBP303.7 million, up 7% (2) on a constant currency basis
- Gross margin before depreciation of 31.6%
- EBITDA (3) decreased by 23% from GBP43.3 million to GBP33.4 million
- Loss for the period (4) decreased by 11% from GBP35.7 million to GBP31.8 million
- Strong financial position with cash and liquid resources of GBP791.4 million
- Early redemption of GBP324 million of bonds, transaction completed on 19
  October
- Proforma cash and liquid resources of GBP467.4 million post redemption of the bonds
- Further strengthening of top management team
- COLT wins World Communication Award for Customer Care for fourth successive year

Barry Bateman, Chairman, said:

"During the third quarter COLT contined to grow revenues and margins were broadly in line with the second quarter. However price erosion across a number of products and pressure on costs combined to lead to a disappointing decline in EBITDA. Nevertheless, COLT's underlying financial position remains strong: losses are reducing and we have taken action to reduce interest payments through the early redemption of some of our bonds, reflecting our confidence in the future. Our financial performance needs to improve further to enable us to achieve a satisfactory return on capital and to this end, we have strengthened our senior management team during the quarter and are setting a future direction for profitable growth which builds on the core strengths of our pan-European backbone, 32 metropolitan area networks with fibre access and best-in-industry customer service."

Jean-Yves Charlier, Chief Executive Officer, said:

"COLT made further progress in a difficult quarter by growing revenues and reducing losses. We further reinforced our reputation for best-in-industry customer service by winning the prestigious World Communication Award for Customer Care for the fourth successive year.

"Despite these achievements, the revenue mix was not what it needs to be and we continue to be challenged by the market environment and by pressures on our cost base. We have taken action to strengthen our senior management team in sales and marketing as well as in our key markets of France and the UK. Furthermore, after a strategy review, we are implementing an enhanced set of strategic initiatives
- "Future in Focus" - designed to re-establish the company as an innovator and as one of the top three players in each of the metropolitan markets in which it operates across Europe.

"To renew with innovation, we are also announcing today our SecureIT service for SME customers, the first in a portfolio of new services to extend COLT's IP management services to the LAN and desktop environment."

(1)  Comparison with equivalent quarter of the prior year.
(2)  Excluding Fitec, which was disposed of in December 2003.
(3) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.
(4)  Before exceptional items.



KEY FINANCIAL DATA                         Three months        Nine months ended
                                           ended 30 September  30 September
                                           2003      2004      2003      2004
                                           GBP m     GBP m     GBP m     GBP m

Turnover                                   295.4     303.7     860.1     906.1

Interconnect and network costs            (193.3)   (207.8)   (569.3)   (610.9)

Gross profit before depreciation           102.1      95.9     290.8     295.2

Gross profit before depreciation %          34.5%     31.6%     33.8%     32.6%

Network depreciation                       (54.0)    (46.6)   (154.0)   (139.2)

Gross profit                                48.1      49.3     136.8     156.0
Loss for the period (before exceptional    (35.7)    (31.8)   (111.1)    (77.8)
 items)
Loss for the period (after exceptional     (35.7)    (31.5)   (103.6)    (77.6)
 items)
EBITDA (1)                                  43.3      33.4     115.2     118.1


(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.


Financial Review

Unless otherwise stated all comparisons are between the three and nine months ended 30 September 2004 and 30 September 2003.

Turnover

Turnover for the three months ended 30 September 2004 was GBP303.7 million (2003: GBP295.4 million). This was an increase of 7% on a constant currency basis and excluding the turnover contributed by Fitec (which was disposed of in December 2003). Turnover for the nine months ended 30 September 2004 was GBP906.1 million (2003: GBP860.1 million). This was an increase of 9% on a constant currency basis and excluding the turnover contributed by Fitec. The increase in turnover was driven by demand for COLT's services from existing and new customers and new service introductions.

Corporate

Turnover from corporate customers for the three months ended 30 September 2004 decreased by 2% to GBP173.6 million (2003: GBP177.2 million). Turnover from corporate customers for the nine months ended 30 September 2004 increased by 1% to GBP518.4 million (2003: GBP511.3 million). Turnover from corporate customers represented 57% of total turnover in the three and nine months ended 30 September 2004 (2003: 60% and 59%). Switched turnover for the three months decreased by 5% to GBP81.0 million (2003: GBP85.4 million) and for the nine months increased by 1% to GBP250.9 million (2003: GBP248.8 million). Non-switched turnover for the three months decreased by 1% to GBP90.7 million (2003: GBP91.2 million) and for the nine months increased by 1% to GBP265.1 million (2003: GBP261.6 million).

Wholesale

Turnover from wholesale customers for the three months ended 30 September 2004 increased by 10% to GBP130.2 million (2003: GBP118.2 million). Turnover from wholesale customers for the nine months ended 30 September 2004 increased by 11% to GBP387.6 million (2003: GBP348.7 million). Turnover from wholesale customers represented 43% of total turnover in the three and nine months ended 30 September 2004 (2003: 40% and 41%).

Switched turnover for the three months increased by 13% to GBP103.8 million (2003: GBP91.5 million) and for the nine months increased by 16% to GBP309.0 million (2003: GBP265.9 million). Non-switched turnover for the three months decreased by 1% to GBP26.3 million (2003: GBP26.7 million) and for the nine months decreased by 5% to GBP78.5 million (2003: GBP82.5 million).

Cost of Sales

Cost of sales for the three months ended 30 September 2004 increased by 3% to GBP254.4 million (2003: GBP247.3 million). Cost of sales for the nine months ended 30 September 2004 increased by 4% to GBP750.1 million (2003: GBP723.3 million).

Interconnection and network costs for the three months ended 30 September 2004 increased by 7% to GBP207.8 million (2003: GBP193.3 million). Interconnection and network costs for the nine months ended 30 September 2004 increased by 7% to GBP610.9 million (2003: GBP569.3 million). The increases reflected the overall increase in switched revenues.

Network depreciation for the three months ended 30 September 2004 decreased by 14% to GBP46.6 million (2003: GBP54.0 million). Network depreciation for the nine months ended 30 September 2004 decreased by 10% to GBP139.2 million (2003:
GBP154.0 million). The decreases reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses

Operating expenses for the three months ended 30 September 2004 increased by 2% to GBP69.9 million (2003: GBP68.5 million). Operating expenses for the nine months ended 30 September 2004 decreased by 3% to GBP199.2 million (2003:
GBP204.8 million).

Selling, general and administrative (SG&A) expenses for the three months ended 30 September 2004 increased by 6% to GBP62.5 million (2003: GBP58.8 million). SG&A expenses for the nine months ended 30 September 2004 increased by 1% to GBP177.0 million (2003: GBP175.6 million). SG&A expenses as a proportion of turnover for the three and nine months was 20.6% and 19.5% (2003: 19.9% and 20.4%). The increases in SG&A expenses reflected the initial costs associated with the establishment of COLT's presence in India and increased personnel costs.

Other depreciation and amortisation for the three months ended 30 September 2004 decreased by 25% to GBP7.3 million (2003: GBP9.8 million). Other depreciation and amortisation for the nine months ended 30 September 2004 decreased by 24% to GBP22.1 million (2003: GBP29.2 million). The reductions reflected the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable for the three months ended 30 September 2004 decreased by 7% to GBP5.6 million (2003: GBP6.0 million). Interest receivable for the nine months ended 30 September 2004 decreased by 18% to GBP16.6 million (2003:
GBP20.2 million). The decreases were as a result of reduced average balances of cash and investments in liquid resources following the purchase and redemption of GBP144.5 million of the Company's outstanding notes during 2003.

Interest payable and similar charges for the three months ended 30 September 2004 decreased by 24% to GBP16.9 million (2003: GBP22.1 million). Interest payable and similar charges for the nine months ended 30 September 2004 decreased by 24% to GBP51.5 million (2003: GBP67.3 million). These decreases were due primarily to the reduction in debt levels following the purchase and redemption of GBP144.5 million of the Company's outstanding notes during 2003.

Interest payable and similar charges for the three months included GBP8.4 million (2003: GBP8.6 million) of interest and accretion on convertible debt and GBP8.7 million (2003: GBP12.9 million) of interest and accretion on non-convertible debt. Interest payable and similar charges for the nine months included GBP25.2 million (2003: GBP25.8 million) of interest and accretion on convertible debt and GBP26.1 million (2003: GBP39.4 million) of interest and accretion on non-convertible debt. In the three and nine months there was also GBP(0.2) million and GBP0.1 million respectively of other interest and unwinding of discounts on provisions. Interest payable and similar charges for the quarter comprised GBP11.2 million and GBP5.7 million of interest and accretion respectively.

Gain on Purchase of Debt

Gains arising on the purchase of GBP13.2 million of debt during the three months ended 30 September 2004 were GBP0.2 million (2003: nil). Gains arising on the purchase of GBP13.2 million of debt during the nine months ended 30 September 2004 were GBP0.2 million (2003: GBP7.6 million).

Exchange Gains

For the three months ended 30 September 2004 there were exchange gains of GBP0.1 million (2003: GBP0.9 million). For the nine months ended 30 September 2004 there were exchange gains of GBP0.2 million (2003: GBP4.1 million). The exchange gains in the prior year were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

COLT had no taxable profits in the nine months ended 30 September 2003 and 2004.


Financial Needs and Resources

FREE CASHFLOW                            Three months ended    Nine months ended
                                         30 September          30 September
                                           2003      2004       2003      2004
                                           GBP m     GBP m      GBP m     GBP m

EBITDA                                     43.3      33.4      115.2     118.1

Changes in working capital and              1.9       2.9       (2.2)      6.3
 provisions

Interest paid (net)                        (3.2)     (4.8)     (21.3)    (17.7)

Capital expenditure                       (32.9)    (32.5)    (108.3)    (89.4)

Free cash inflow (outflow)                  9.1      (1.0)     (16.6)     17.3


There was a free cash outflow of GBP1.0 million in the three months ended 30 September 2004 (2003: inflow of GBP9.1 million). For the nine months ended 30 September 2004 there was an inflow of GBP17.3 million (2003: outflow of GBP16.6 million). The improvement in free cash flow for the nine months was driven by reduced capital expenditure, lower payments against provisions and reduced interest payments.

Net cash outflows from financing for the three months ended 30 September 2004 were GBP13.2 million (2003: inflow of GBP0.5 million). Net cash outflows from financing for the nine months ended 30 September 2004 were GBP12.7 million (2003: outflow of GBP23.3 million). COLT had balances of cash and investments in liquid resources at 30 September 2004 of GBP791.4 million compared with GBP802.4 million at 31 December 2003.

On 19 October 2004 all of the outstanding DM600 million 2% Senior Convertible Notes due August 2005 and the EUR368 million 2% Senior Convertible Notes due December 2006 were redeemed. The redemptions were at the accreted principal amount of the Notes plus accrued interest and were funded out of cash and liquid resources. The aggregate amount payable was GBP324 million.

                      Consolidated Profit and Loss Account

                                   Three months ended 30 September

                        2003       2004         2004          2004        2004
                                  Before     Exceptional     After        After
                                Exceptional     Items     Exceptional  Exceptional
                                  Items                      Items        Items

                      GBP'000    GBP'000      GBP'000       GBP'000       $'000

Turnover             295,368      303,710        --         303,710     549,411

Cost of sales
Interconnect and    (193,322)    (207,813)       --        (207,813)   (375,934)
 network
Network              (53,977)     (46,611)       --         (46,611)    (84,319)
 depreciation
                    (247,299)    (254,424)       --        (254,424)   (460,253)

Gross profit          48,069       49,286        --          49,286      89,158

Operating expenses
Selling, general     (58,790)     (62,522)       --         (62,522)   (113,102)
 and administrative
Other depreciation    (9,756)      (7,337)       --          (7,337)    (13,273)
 and amortisation
                     (68,546)     (69,859)       --         (69,859)   (126,375)

Operating loss       (20,477)     (20,573)       --         (20,573)    (37,217)

Other income
 (expense)
Interest               6,010        5,600        --           5,600      10,130
 receivable
Gain on purchase          --           --       205             205         371
 of debt
Interest payable     (22,139)     (16,882)       --         (16,882)    (30,540)
 and similar charges
Exchange gain            880          104        --             104         188
                     (15,249)     (11,178)      205         (10,973)    (19,851)

Loss on ordinary     (35,726)     (31,751)      205         (31,546)    (57,068)
 activities before
 taxation
Taxation                  --           --        --              --          --
Loss for period      (35,726)     (31,751)      205         (31,546)    (57,068)
Basic and diluted   GBP(0.02)    GBP(0.02)  GBP0.00        GBP(0.02)     $(0.04)
 loss per share


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.

                                      Consolidated Profit and Loss Account

                                             Nine months ended 30 September

                      2003         2003          2003           2004        2004           2004          2004
                     Before     Exeptional      After          Before     Exceptional     After          After
                   Exceptional    Items      Exceptional     Exceptional    Items       Exceptional    Exceptional
                     Items                      Items          Items                      Items          Items
                     GBP'000      GBP'000       GBP'000        GBP'000      GBP'000       GBP'000        $'000

Turnover             860,055         --        860,055        906,053          --        906,053       1,639,050

Cost of sales
Interconnect and    (569,265)        --       (569,265)      (610,931)         --       (610,931)     (1,105,174)
 network
Network             (154,039)        --       (154,039)      (139,155)         --       (139,155)       (251,731)
 depreciation
                    (723,304)        --       (723,304)      (750,086)         --       (750,086)     (1,356,905)

Gross profit         136,751         --        136,751        155,967          --        155,967         282,145

Operating expenses
Selling, general    (175,589)        --       (175,589)      (177,023)         --       (177,023)       (320,235)
 and
 administrative
Other                (29,247)        --        (29,247)       (22,129)         --        (22,129)        (40,031)
 depreciation and
 amortisation
                    (204,836)        --       (204,836)      (199,152)         --       (199,152)       (360,266)

Operating loss       (68,085)        --        (68,085)       (43,185)         --        (43,185)        (78,121)

Other income
 (expense)
Interest              20,186         --         20,186         16,637          --         16,637          30,096
 receivable
Gain on purchase          --      7,589          7,589             --         205            205             371
 of debt
Interest payable     (67,307)        --        (67,307)       (51,477)         --        (51,477)        (93,122)
 and similar
 charges
Exchange gain          4,058         --          4,058            222          --            222             402
                     (43,063)     7,589        (35,474)       (34,618)        205        (34,413)        (62,253)

Profit (loss) on    (111,148)     7,589       (103,559)       (77,803)        205        (77,598)       (140,374)
 ordinary
 activities
 before taxation
Taxation                  --         --             --             --          --             --              --
Loss for            (111,148)     7,589       (103,559)       (77,803)        205        (77,598)       (140,374)
 period
Basic and           GBP(0.07)   GBP0.00       GBP(0.07)      GBP(0.05)    GBP0.00       GBP(0.05)         $(0.09)
 diluted loss per
 share

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.


Consolidated Statement of Total Recognised Gains and Losses

               Three months ended 30 September     Nine months ended 30 September
                  2003       2004       2004        2003       2004       2004
                GBP'000    GBP'000     $'000      GBP'000    GBP'000     $'000

Loss for       (35,726)   (31,546)   (57,068)    (103,559)   (77,598)   (140,374)
 period
Exchange         3,473      7,371     13,335       28,968    (11,869)    (21,471)
 differences
Total          (32,253)   (24,175)   (43,733)     (74,591)   (89,467)   (161,845)
 recognised
 losses



Consolidated Reconciliation of Changes in Equity Shareholders' Funds

                Three months ended 30 September       Nine months ended 30 September
                   2003       2004         2004        2003       2004        2004
                 GBP'000    GBP'000       $'000      GBP'000    GBP'000       $'000

Loss for        (35,726)   (31,546)     (57,068)    (103,559)   (77,598)   (140,374)
 period
Issue of            610         --           --          612        742       1,342
 share capital
Shares to be       (117)        --           --         (229)      (215)       (389)
 issued
Transfer             --         --           --           --       (195)       (353)
 investment in
 own shares
Exchange           3,473     7,371       13,335        28,968   (11,869)    (21,471)
 differences
Net changes      (31,760)  (24,175)     (43,733)      (74,208)  (89,135)   (161,245)
 in equity
 shareholders'
 funds
Opening          912,562    797,933   1,443,461       955,010   862,893   1,560,973
 equity
 shareholders'
 funds
Closing equity   880,802    773,758   1,399,728       880,802   773,758   1,399,728
 shareholders'
 funds


                           Consolidated Balance Sheet

                                        At 31         At 30 September 2004
                                      December
                                        2003
                                      GBP'000       GBP'000          $'000
Fixed assets
Intangible fixed assets (net)           9,493         7,691         13,913
Tangible fixed assets (cost)        2,934,503     2,951,025      5,338,404
Accumulated depreciation           (1,590,218)   (1,701,121)    (3,077,328)
Tangible fixed assets (net)         1,344,285     1,249,904      2,261,076
Investments in own shares                 195            --            --
Total fixed assets                  1,353,973     1,257,595      2,274,989

Current assets
Trade debtors                         199,849       194,269        351,433
Prepaid expenses and other             66,834        46,444         84,017
debtors
Investments in liquid resources       742,143       736,077      1,331,563
Cash at bank and in hand               60,239        55,290        100,020
Total current assets                1,069,065     1,032,080      1,867,033

                                    2,423,038     2,289,675      4,142,022

Capital and reserves
Called up share capital                37,754        37,776         68,337
Share premium                       2,315,904     2,316,624      4,190,773
Merger reserve                         27,359        27,359         49,492
Shares to be issued                       215           --              --
Profit and loss account            (1,518,339)   (1,608,001)    (2,908,874)
Equity shareholders' funds            862,893       773,758      1,399,728

Provisions for liabilities and         62,860        48,966         88,579
charges

Creditors
Amounts falling due within
 one year
Convertible debt                           --       315,866       571,402
Other                                 352,736       351,952       636,681
Amounts falling due after
 more than one year
Convertible debt                       700,131      367,110       664,102
Non-convertible debt                   444,418      432,023       781,530
Total amounts falling due            1,144,549      799,133     1,445,632
 after more than one year
Total creditors                      1,497,285    1,466,951     2,653,715
Total liabilities, capital and       2,423,038    2,289,675     4,142,022
 reserves



                        Consolidated Cash Flow Statement

                      Three months ended 30 September    Nine months ended 30 September

                          2003      2004      2004         2003       2004       2004
                        GBP'000   GBP'000     $'000      GBP'000    GBP'000      $'000

Net cash inflow from     45,264    36,354    65,765      112,951    124,385    225,012
operating activities

Returns on investments
 and servicing of
 finance
Interest received         6,023     5,550    10,040       20,277     15,902     28,767
Interest paid, finance   (9,251)  (10,378)  (18,774)     (41,546)   (33,639)   (60,853)
 costs and similar
 charges

Net cash outflow from    (3,228)   (4,828)   (8,734)     (21,269)   (17,737)   (32,086)
 returns on investments
 and servicing of
 finance

Capital expenditure and
 financial investment
Purchase of tangible    (32,909)  (32,574)  (58,926)    (108,300)  (93,345)   (168,860)
 fixed assets
Sale of tangible fixed       --        86       155           --     3,970       7,182
 assets

Net cash outflow from   (32,909)  (32,488)  (58,771)    (108,300)  (89,375)   (161,678)
 capital expenditure
 and financial
 investment

Management of liquid      3,816    (4,170)   (7,544)      46,659    (8,075)    (14,608)
resources

Financing
Issue of ordinary           473        --        --          474       527         953
 shares
Purchase of convertible      --    (1,635)   (2,958)     (14,166)   (1,635)     (2,958)
 debt
Purchase of                  --   (11,612)  (21,006)      (9,606)  (11,612)    (21,006)
 non-convertible debt

Net cash inflow             473   (13,247)  (23,964)     (23,298)  (12,720)    (23,011)
 (outflow) from
 financing

Increase (decrease)      13,416   (18,379)  (33,248)       6,743    (3,522)     (6,371)
in cash



                         Notes to Financial Statements


1.  Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Group for the three and nine months ended 30 September 2003 and 2004.

The financial statements for the three and nine months ended 30 September 2003 and 2004 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles in the U.K. All adjustments, with the exception of the exceptional items described in Note 4, were of a normal recurring nature. The balance sheet at 31 December 2003 has been extracted from the Group's 2003 statutory accounts.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 "Accounting for ESOP trusts". Applying the UITF has resulted in the balance sheet reclassification of the GBP195,000 investment in own shares from fixed assets to the profit and loss account.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 September 2004 and for the periods then ended at the rate of $1.809 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2.  Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 30 September 2003 and 2004, turnover by segment was as follows:

                            Three months ended 30 September 2003

                                        North     Central     South
               Corporate   Wholesale    Region    Region      Region     Total
                GBP'000     GBP'000     GBP'000   GBP'000     GBP'000    GBP'000

Switched        85,428       91,469     52,271     82,566     42,060     176,897
Non-switched    91,202       26,695     41,720     41,594     34,583     117,897
Other              533           41         --        574        --          574
Total          177,163      118,205     93,991    124,734     76,643     295,368


                            Three months ended 30 September 2004

                                        North      Central    South
               Corporate   Wholesale    Region     Region     Region     Total
                GBP'000     GBP'000     GBP'000    GBP'000    GBP'000    GBP'000

Switched        81,000      103,813     52,404     95,578     36,831     184,813
Non-switched    90,727       26,343     40,726     43,293     33,051     117,070
Other            1,827           --        159      1,228        440       1,827
Total          173,554      130,156     93,289    140,099     70,322     303,710


For the nine months ended 30 September 2003 and 2004, turnover by segment was as follows:

                             Nine months ended 30 September 2003


                                         North     Central    South
               Corporate    Wholesale    Region    Region     Region     Total
                GBP'000      GBP'000     GBP'000   GBP'000    GBP'000    GBP'000

Switched       248,796       265,904    155,527    238,255   120,918     514,700
Non-switched   261,609        82,483    123,944    120,181    99,967     344,092
Other              909           354         79        905       279       1,263
Total          511,314       348,741    279,550    359,341   221,164     860,055


                             Nine months ended 30 September 2004

                                        North      Central     South
               Corporate   Wholesale    Region     Region      Region     Total
                GBP'000     GBP'000     GBP'000    GBP'000     GBP'000    GBP'000

Switched        250,908    308,979      161,889    280,956    117,042    559,887
Non-switched    265,114     78,536      122,116    126,168     95,366    343,650
Other             2,403        113          275      1,352        889      2,516
Total           518,425    387,628      284,280    408,476    213,297    906,053




3.   Loss per share
                        Three months ended                 Nine months ended
                           30 September                      30 September
                       2003      2004      2004        2003       2004      2004
                    GBP'000   GBP'000     $'000     GBP'000    GBP'000      $'000

Loss for period     (35,726)  (31,546)  (57,068)    (103,559)   (77,598)  (140,374)

Weighted average  1,508,037  1,511,021 1,511,021   1,507,463  1,510,784  1,510,784
 number of
 ordinary
 shares ('000)
Basic and         GBP(0.02)   GBP(0.02)   $(0.04)   GBP(0.07) GBP(0.05)    $(0.09)
 diluted
 loss per share



4.   Exceptional items

Gain on purchase of debt

During the three and nine months ended 30 September 2004, the Group purchased some of its debt for a cash outlay of GBP13.2 million, resulting in an exceptional gain of GBP0.2 million. There were no purchases of debt in the three months ended 30 September 2003. Exceptional gains arising on the purchase of debt during the nine months ended 30 September 2003 amounted to GBP7.6 million.


5.   Cash flow reconciliations

5a. Reconciliation of operating loss to net cash inflow from operating activities

                        Three months ended             Nine months ended
                           30 September                   30 September
                      2003      2004     2004       2003     2004      2004
                    GBP'000   GBP'000    $'000    GBP'000  GBP'000     $'000

Operating loss      (20,477) (20,573)  (37,217)   (68,085)  (43,185)  (78,121)
Depreciation and     63,733   53,948    97,592    183,286   161,284   291,762
 amortisation
Exchange                (19)    (846)   (1,530)       123        56       101
 differences
Decrease in debtors  11,206      272       492     15,020    21,465    38,830
(Decrease) increase    (935)   6,856    12,403      3,325    (2,477)   (4,481)
 in creditors
Movement in          (8,244)  (3,303)   (5,975)   (20,718)  (12,758)  (23,079)
 provisions for
 liabilities and
 charges
Net cash inflow       45,264   36,354   65,765     112,951  124,385   225,012
 from operating
 activities



5b.  EBITDA reconciliation

                        Three months ended             Nine months ended
                            30 September                  30 September

                      2003     2004     2004       2003     2004      2004
                    GBP'000  GBP'000    $'000    GBP'000  GBP'000     $'000

Net cash inflow     45,264   36,354    65,765     112,951   124,385   225,012
 from operating
 activities
Adjusted for:
Exchange                19      846     1,530        (123)     (56)      (101)
 differences

Movement in        (11,206)    (272)     (492)    (15,020)  (21,465)  (38,830)
 debtors
Movement in            935   (6,856)  (12,403)     (3,325)    2,477     4,481
 creditors

Total working      (10,271)  (7,128)  (12,895)   (18,345)   (18,988)  (34,349)
 capital
 adjustments

Movement in          8,244    3,303     5,975     20,718     12,758    23,079
 provisions
 for liabilities
 and charges
EBITDA              43,256   33,375    60,375    115,201    118,099   213,641



6.  Changes in cash and investments in liquid resources

              Three months ended 30 September     Nine months ended 30 September
                   2003       2004      2004         2003      2004       2004
                 GBP'000    GBP'000     $'000      GBP'000   GBP'000      $'000

Beginning        920,519   793,976    1,436,303     934,882   802,382   1,451,509
 of period
Net (decrease)    (3,816)    4,170        7,544     (46,659)    8,075      14,608
 increase in
 investments
 in liquid
 resources before
 exchange
 differences
Effects of         4,715    10,467       18,935      37,268   (14,141)    (25,581)
 exchange
 differences
 on
 investments
 in liquid
 resources
Net               13,416   (18,379)     (33,248)       6,743   (3,522)     (6,371)
increase
(decrease)
 in cash
 before
 exchange
 differences
Effects of         (430)     1,133        2,049        2,170    (1,427)    (2,582)
 exchange
 differences
 on cash
End of           934,404   791,367    1,431,583      934,404   791,367  1,431,583
 period



7. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a.  Effects of conforming to U.S. GAAP - impact on net loss

                          Three months ended               Nine months ended
                            30 September                     30 September
                     2003      2004      2004        2003      2004      2004
                   GBP'000   GBP'000     $'000     GBP'000   GBP'000     $'000

Loss for period    (35,726)  (31,546)  (57,068)    (103,559) (77,598)  (140,374)
Adjustments:
Deferred              (292)      441       798         (815)     310        561
 compensation (i),
 (ii)
Amortisation of        544       502       908        1,612    1,508      2,728
 intangibles (iii)
Capitalised           (715)     (810)   (1,465)      (2,268)  (2,816)    (5,094)
 interest, net of
 depreciation (iv)
Profit on sale of      262       261       472          783      783      1,416
 IRUs (v)
Warrants (vi)          140      (352)     (637)         127     (929)    (1,681)
Installation           773       855     1,547        2,044    4,252      7,692
 revenue (vii)
Direct costs        (1,401)     (796)   (1,440)      (2,672)  (4,180)    (7,562)
 attributable to
 installation
 revenue (vii)
Impairment  (viii)  (2,805)   (2,805)   (5,073)      (8,416)  (8,415)   (15,223)

Loss for period    (39,220)  (34,250)  (61,958)    (113,164) (87,085)  (157,537)
 under US GAAP
Weighted         1,508,037  1,511,021  1,511,021  1,507,463  1,510,784  1,510,784
 average
 number of
 ordinary
 shares ('000)
Basic and        GBP(0.03)   GBP(0.02)  GBP(0.04)  GBP(0.08)  GBP(0.06)  GBP(0.10)
 diluted
 loss per share



(i) The Group acquired ImagiNet in July 1998 and Fitec in July 2001. The consideration for both of these purchases included deferred shares and payments. The final elements of the consideration were paid in July 2003.

Under U.K. GAAP, the deferred shares and payments were included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired was attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments were excluded from the purchase consideration and recognised as compensation expense in the profit and loss account over the period in which the payments vested. Total compensation charge for the three and nine months ended 30 September 2003 was GBPnil million and GBP0.3 million respectively. Because no payments were outstanding in the nine months to 30 September 2004, the total compensation charge for the period was GBPnil.

(ii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares vest.

Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation cost for the three and nine months ended 30 September 2003 was a charge of GBP0.3 million and GBP0.5 million respectively and for the three and nine months ended 30 September 2004 was a credit of GBP0.4 million and GBP0.3 million respectively.

(iii) Under U.S. GAAP, goodwill with an indefinite useful life is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

The Group had unamortised goodwill of GBP8.1 million at 30 September 2004, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.5 million and GBP1.6 million for the three and nine months ended 30 September 2003 and for the three and nine months ended 30 September 2004 was GBP0.5 million and GBP1.5 million respectively.

(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.


(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and nine months ended 30 September 2003 and 2004, customer installation revenues together with attributable direct costs are recognised over the expected customer relationship period. At 30 September 2004, the cumulative increase in net losses under SAB 101 was GBP0.7 million, representing cumulative deferred installation revenues of GBP69.1 million and costs of GBP68.4 million.

(viii) During the quarter ended 30 September 2002, the Group recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill, network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million at that time. For the three and nine months ended 30 September 2004 depreciation in the amount of GBP2.8 million and GBP8.4 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.

(ix) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.


b.  Effects of conforming to U.S. GAAP - impact on net equity

                                       At 30 September 2004
                                      GBP'000           $'000

Equity shareholders' funds under      773,758       1,399,728
 U.K. GAAP
U.S. GAAP adjustments:
  Adjustment for deferred             (10,456)        (18,915)
   compensation (i), (ii)
  Unearned compensation (i), (ii)         (25)            (45)
  Additional paid in share             10,481          18,960
   capital (i), (ii)
  Amortisation of intangibles           7,524          13,611
   (iii)
  Warrants (vi)                           122             220
  Payroll taxes on employee share         385             696
   schemes (ix)
  Impairment (viii)                    84,754         153,320
  Profit on sale IRUs (v)             (16,940)        (30,644)
  Capitalised interest, net of         35,064          63,431
   depreciation (iv)
  Deferred profit on                     (690)         (1,248)
   installations (vii)
Approximate equity shareholders'      883,977       1,599,114
 funds under U.S. GAAP


(i) - (ix) See note a. for description and adjustment.


c.   Effects of conforming to U.S. GAAP - stock options

At 30 September 2004 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 30 September 2004 would have been GBP36.5 million ($66.1 million).



                             Additional Information


Constant currency turnover analysis

Turnover for the three months ended 30 September 2004, compared to the three months ended 30 June 2004 and 30 September 2003 and after excluding the impact of foreign exchange, is shown below:

                          Compared to Q2 2004          Compared to Q3 2003

               Q3 2004    Q3 2004      % Growth         Q3 2004      % Growth
               GBP'000    GBP'000                       GBP'000
               Actual    Adjusted  Actual  Adjusted    Adjusted Actual  Adjusted
                          (1)               (1)          (2)                (2)
Corporate
Switched        81,000     80,516     0.8%     0.2%      83,434  (5.2%)   (2.3%)
Non-switched    92,554     92,009     1.9%     1.3%      95,442    0.9%     4.0%
and Other
Total          173,554    172,525     1.4%     0.8%     178,876  (2.0%)     1.0%

Wholesale
Switched       103,813    103,137   (3.3%)   (4.0%)     107,510   13.5%    17.5%
Non-switched    26,343     26,188    16.3%    15.6%      27,178  (1.5%)     1.7%
and Other
Total          130,156    129,325     0.1%   (0.6%)     134,688   10.1%    13.9%

Total
Switched       184,813    183,653   (1.5%)   (2.2%)     190,944    4.5%     7.9%
Non-switched   118,897    118,197     4.7%     4.1%     122,620    0.4%     3.5%
and Other
Total          303,710    301,850     0.8%     0.2%     313,564    2.8%     6.2%


(1) Q3 2004 turnover has been restated using Q2 2004 exchange rates, and compared to turnover which was reported in Q2 2004

(2) Q3 2004 turnover has been restated using Q3 2003 exchange rates, and compared to turnover which was reported in Q3 2003


                                   Q3 03     Q2 04     Q3 04    Growth   Growth
                                                               Q3 04 -  Q3 04 -
                                                               Q2 04    Q3 03
Customers (at end of quarter)
North Region                       5,334     5,736     5,724     0%       7%
Central                            6,466     7,929     7,960     0%       23%
Region
South Region                       5,605     5,940     6,041     2%       8%
                                  17,405    19,605    19,725     1%       13%
Customers (at end of quarter)
Corporate                         16,532    18,432    18,518     0%       12%
Wholesale                            873     1,173     1,207     3%       38%
                                  17,405    19,605    19,725     1%       13%
Switched minutes (million) (for
 quarter)
North Region                       1,519     1,489     1,425    (4%)     (6%)
Central                            2,969     3,593     3,580     0%       21%
Region
South Region                       1,010     1,114     1,060    (5%)      5%
                                   5,498     6,196     6,065    (2%)      10%
Private wire VGEs (000) (at end
 of quarter)
North Region                      10,125    11,737    12,619     8%       25%
Central                           10,621    13,013    15,623     20%      47%
Region
South Region                       4,432     5,642     6,431     14%      45%
                                  25,178    30,392    34,673     14%      38%
Headcount (at end of quarter)
North Region                       1,597     1,568     1,603     2%        0%
Central                            1,461     1,361     1,330    (2%)      (9%)
Region
South Region                       1,114       928       956     3%       (14%)
                                   4,172     3,857     3,889     1%       (7%)


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain. Customers represent the number of
customers who purchase network and data solutions products.    Headcount
comprises active employees excluding temporary and contract workers.


Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. COLT Telecom Group plc wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses,
(ii) the ability of the Group to expand and develop its networks in new markets,
(iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.


Enquiries:
COLT Telecom Group plc

John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314




END







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 October, 2004                               COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary